ISSUER FREE WRITING PROSPECTUS
(RELATING TO THE PRELIMINARY PROSPECTUS
SUPPLEMENT DATED MARCH 6, 2023 AND
THE PROSPECTUS DATED FEBRUARY 26, 2021)
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-253603

$750,000,000 5.150% Senior Notes due 2033

Final Term Sheet dated March 6, 2023

Issuer:	Ameriprise Financial, Inc.
Securities:	5.150% Senior Notes due 2033 (the “Notes”)
Principal Amount:	$750,000,000
Pricing Date:	March 6, 2023
Settlement Date:	March 9, 2023 (T+3)
Maturity Date:	May 15, 2033
Coupon:	5.150% per annum
Benchmark Treasury:	UST 3.500% due February 15, 2033
Benchmark Treasury Price and Yield:	96-03; 3.979%
Spread to Benchmark Treasury:	+120 basis points
Yield to Maturity:	5.179%
Price to Public:	99.757% of principal amount
Proceeds (after underwriting discount and before expenses) to the Issuer:	$743,302,500 (99.107% of principal amount)
Interest Payment Dates:	Interest will accrue from and including March 9, 2023 to but excluding the maturity date or any earlier redemption date, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2023.
Record Dates:	May 1 and November 1
Day Count Convention:	30/360
Optional Redemption:
Make-Whole Call:	At any time prior to February 15, 2033, in full or in part on one or more occasions, at a discount rate of Treasury plus 20 basis points or, if greater, 100% of the principal amount of the Notes to be redeemed, as further described in the Preliminary Prospectus Supplement.
Par Call:	On or after February 15, 2033, as further described in the Preliminary Prospectus Supplement.

Anticipated Security Ratings (Moody’s/S&P/Fitch/A.M. Best)* (Outlook):	A3 (Stable) / A- (Stable) / A- (Stable) / a- (Stable)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	03076C AM8 / US03076CAM82
Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. Citigroup Global Markets Inc.
Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related preliminary prospectus supplement by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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